Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

The Offer is not being made, directly or indirectly, in or into, and consequently this announcement is not for distribution, directly or indirectly, in or into, any Restricted Jurisdiction. This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The availability of the Offer to persons not resident in the Offer Jurisdictions may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

14 September 2007

BARCLAYS PLC EXTRAORDINARY GENERAL MEETING

CHIEF EXECUTIVE’S STATEMENT BY JOHN VARLEY

Our strategy is to increase the rate of growth in Barclays by diversifying our earnings base. That means maximising the alignment between Barclays and growth in the industry. The sources of growth in the industry are, as we see it, clearly observable and the growth opportunity is large.

In the knowledge that the industry would grow strongly around the world, we set out some years ago on a journey of transformation in Barclays. To be precise: that journey was to transform the UK clearing bank of the 1990s into the universal bank of today. By developing world class capabilities in Barclays we have been able to redefine the growth opportunity for our shareholders. And we’ve also been able to redefine the geographical footprint on which we can legitimately expect to compete successfully.

This strategy has delivered strongly. Group profits have doubled as the percentage contribution from outside the United Kingdom has more than doubled.

We’re clear that the best vehicle in which to drive fast towards growth in the industry over the course of the coming years is a universal banking business. That’s why we describe our goal as being to position Barclays as one of a handful of universal banks leading the global industry.

And that’s why we decided to pursue the ABN AMRO opportunity when it presented itself. The pursuit of merger with ABN AMRO represents no change of strategy. But it does represent an unusual and large opportunity to increase the speed of strategy implementation.

That’s why it has been right for us to pursue this opportunity and that is why it’s right for us, on the right terms, to seek to conclude the merger successfully. Together with the people of ABN AMRO we would be creating a competitive force that would, by dint of brand, physical footprint and capability, be very well equipped to take market share in a growing market.

The standalone Barclays offers significant growth to our shareholders through time. A successful merger with ABN AMRO would create incremental growth beyond that.

Although we are committed to capturing, through the merger with ABN AMRO, the cost synergies which we’ve announced the opportunity is not a cost based opportunity. The real opportunity is a revenue based opportunity, driven by combining two strong franchises, with great customer and client relationships around the world.

Throughout the period since we announced our intention to merge with ABN AMRO, we’ve been clear in saying to ABN AMRO shareholders that the merger with Barclays offers growth, certainty and deliverability.

Most of the offer consideration will be delivered in Barclays stock. As the valuation of banks around the world has fallen in response to market turbulence, so too has the see-through value of our offer to ABN AMRO shareholders. In other words, our shareholders have a significant degree of protection against our overpaying by virtue of the market based nature of the majority of the consideration that we pay.

In formulating our offer, we have benefited from the support of two major new Asian shareholders, Temasek and China Development Bank. We have, as part of this, entered into a strategic partnership with China Development Bank which allows Barclays unprecedented access to the Chinese market, and to Chinese companies as they do business around the world. This partnership, of itself, is a very valuable step forward for us, and brings us significantly heightened exposure to Asia that is so important to our strategy. The partnership with China Development will continue, irrespective of the outcome of the merger with ABN AMRO, as will our relationship with Temasek, who will be a valuable source of guidance and advice to us as we grow our Asian businesses.

I made reference a moment ago to the terms on which we would be prepared to proceed. We’ve always been very clear that the merger terms must satisfy our economic tests, which are tough. That’s why we have been consistent in promising our shareholders that we will not lose sight of economic reality in our pursuit of the merger objective. And putting that bluntly, that means being prepared to walk away if we can’t conclude the transaction on the right terms.

The shareholders of ABN AMRO will make their decision in early October. At that time they will have to assess the value of our offer by reference, among other things, to where our stock price is trading at the time, and to its potential to increase in the future when markets return to normal. And they will also have to assess the deliverability of the offer from the Consortium.

As things stand today, our bid is some five and a half Euros per share below that of the Consortium. We have met many of ABN AMRO’s shareholders over the course of the last months. We’ve been clear in saying to them that they will have an opportunity to tender their shares in response to our offer. We take that commitment seriously. They have until 4 October, which is when our offer closes, to make their decision. Meanwhile, as the stock market valuation of ABN AMRO indicates, there are uncertainties in the period ahead for the Consortium. The current value of ABN AMRO shares stands at a 8% discount to the Consortium offer. So the stock market, which is seldom wrong about these things, is indicating at the moment that the outcome is far from certain.

We are very grateful for the support that we have had from our shareholders through the last months as we have examined and pursued the merger. We know that support depends on trust: trust that we will honour our commitments; that we will deliver on our promises; that we will only proceed in circumstances where it is economically rational to do so.

Before we take your questions, I want to give you a short update on current trading. This is a time of uncertainty in the markets, where there has been considerable turbulence over the summer. So it’s a time when perhaps you, our owners, would appreciate an update from us on how we’ve done during the summer. We are, of course, conscious of our continuous obligation to update the market on developments which are material. As we reported earlier this week, Barclays Capital traded profitably in each of July and August and our expectation is that it will continue to do so during the rest of the year. In saying that, I am, of course, taking account of all costs, impairment and up to date market valuations.

We feel confident that the growth rates through time that we have always projected for Barclays Capital and Barclays Global Investors remain unchanged. In relation to Barclays Global Investors and to Barclays Wealth, these two businesses have been performing in line with our expectations since we last updated you in early August. The underlying trends in our Global Retail and Commercial Banking businesses - which we reported for the first half of the year – have continued, excepting of course that July and August are often quieter months because of the holiday season. Group Liquidity remains strong, and our capital ratios are in line with our targets.

Good businesses should be capable of benefiting from mergers and acquisitions, but they should not be dependent on m and a for development and growth. We remain confident in our ability to generate good returns for our owners through time, whatever the outcome of this chapter of our history.

So, ladies and gentlemen, I repeat the welcome of the Chairman, and I now hand you back to him for the formal business of the meeting.

Enquiries:

For further information please contact

Investor Relations	Media Relations
Mark Merson	Alistair Smith/Robin Tozer
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132/6586

Other information

Important Information

This is an announcement within the meaning of article 9b paragraph 1 of the Dutch Securities Market Supervision Decree (Besluit toezicht effectenverkeer 1995).

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Offer is being made into The Netherlands, the United Kingdom, the United States, Austria, Belgium, Canada, France, Germany, Ireland, Luxembourg, Norway, Singapore, Spain and Switzerland, as well as any other jurisdiction where the Offer is capable of being lawfully made in compliance with local laws (together the “Offer Jurisdictions”) but the Offer is not being made, directly or indirectly, in or into Italy, Japan or any other jurisdiction (other than the Offer Jurisdictions) where the making of this Offer is not in compliance with local laws (such a jurisdiction, a “Restricted Jurisdiction”) and may not be accepted from within any of the Restricted Jurisdictions (except for Italy) where the making of this Offer is not in compliance with local laws.

Accordingly, copies of the Offer documentation are not being, and must not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Italy, Japan or any other Restricted Jurisdiction and all such persons receiving such documents (including, without limitation, custodians, nominees and trustees) should observe these restrictions and must not mail or otherwise distribute, forward or transmit them in, into or from Italy, Japan or any other Restricted Jurisdiction. Persons (including, without limitation, custodians, nominees and trustees) who intend or would intend to send, mail or otherwise distribute the Offer documentation or any documents relating thereto should read the restrictions on distribution set out in the Offer documentation and should inform themselves about and observe any applicable requirements before taking any action.

The Offer has not received clearance from the Commissione Nazionale per le Societ`a e la Borsa (CONSOB) pursuant to Italian securities laws and implementing regulations (in particular under Section 102 of Italian Legislative Decree No. 58 dated 24 February 1998). Consequently, any form of solicitation (i.e. any offer, invitation to offer or promotional advertisement) of acceptances of the Offer by ABN AMRO shareholders and/or ABN AMRO ADS holders based in Italy will be contrary to Italian laws and regulations. Application for authorisation by the relevant Italian authorities for the launching of an offer for ABN AMRO shares and/or ABN AMRO ADSs in the Republic of Italy has not yet been and is not currently intended to be made. Accordingly, Italian ABN AMRO shareholders and/or ABN AMRO ADS holders are hereby notified that, to the extent such ABN AMRO shareholders and/or ABN AMRO ADS holders are persons or entities resident and/or located in the Republic of Italy and until and to the extent that the relevant authorization has been obtained from the Italian authorities, the Offer is not made in or into Italy, as such would not be in compliance with local laws. Neither the Offer documentation nor any other offering materials related to the Offer or the ABN AMRO shares or ABN AMRO ADSs may be distributed or made available in the Republic of Italy.

SEC Filings

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes the Barclays offer document/prospectus. Barclays has also filed with the SEC a Statement on Schedule TO and has filed and will file other relevant materials. In addition, ABN AMRO has filed with the SEC a Recommendation Statement on Schedule 14D-9 and has filed and will file other relevant materials. Barclays has mailed the offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs located in certain jurisdictions worldwide.

INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Form F-4, the offer document/prospectus and other Barclays filings without charge, at the SEC’s website (www.sec.gov). Copies of such documents may also be obtained from Barclays without charge.

Forward-looking Statements

This document contains certain forward-looking statements with respect to certain of Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per ABN AMRO or Barclays share for the current or future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per ABN AMRO or Barclays share.